

July 31, 2023

Chris Lowthert
Chief Financial Officer
Starwood Real Estate Income Trust, Inc.
2340 Collins Avenue
Miami Beach, FL 33139

      Re: Starwood Real Estate Income Trust, Inc.
           Form 10-K for the year ended December 31, 2022
           Filed March 17, 2023
           File No. 000-56046

Dear Chris Lowthert:

      We have reviewed your July 20, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2023 letter.

Form 10-K for the year ended December 31, 2022

Note 2. Summary of Significant Accounting Policies
Fair Value Measurements, page 112

1.   We note your response to our prior comment. Please clarify what is meant by "through December 31, 2022, the Company's loans secured by real estate have been recorded at par value, which approximates fair value and is also equal to the origination cost," as this contradicts your policy of recording loans secured by real estate at fair value. If you have been utilizing the discounted cash flow method to value your loans secured by real estate (as well as reviewing market yield data, collateral asset performance, local and macro real estate performance, capital market conditions, debt yield and loan-to-value ratios and borrower financial condition and performance), and the value derived from such methods was approximately the same as par/cost, then please clearly state this in your response.

You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matthew Guttin